Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF MAY 3, 2021 DATE AND TIME: On May 3, 2021, at 5:00 p.m. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal Co-chairmen. QUORUM: The totality of the members, with the attendance of the Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY MADE: Once the meeting started, the Board members examined the financial statements for the period from January to March 2021, which were the subject matter of: (i) recommendation for approval, as documented in the Summary of the Audit Committee Report; (ii) a favorable opinion of the Fiscal Council; and (iii) an unqualified report of the Independent Auditors. After due consideration, the Board members have concluded on the accuracy of all the documents examined, unanimously approving them and authorizing their publication by submitting them to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. Brasil, Bolsa, Balcão, SEC U.S. Securities and Exchange Commission and NYSE New York Stock Exchange. CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (State of São Paulo), May 3, 2021. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal Co-chairmen; Ricardo Villela Marino Vice-President; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi and Pedro Luiz Bodin de Moraes Board members. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence